Exhibit 4.6

**CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
ADOBE SYSTEMS INCORPORATED**

ADOBE SYSTEMS INCORPORATED, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Adobe Systems Incorporated.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware is May 9, 1997.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Article I, Section A shall be amended and restated to read in its entirety as follows:

"A. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is Five Hundred Two Million (502,000,000) shares. Five Hundred Million (500,000,000) shares shall be Common Stock, each have a par value of one-hundredth of one cent ($.0001), and Two Million (2,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($.0001)."

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Adobe Systems Incorporated has caused this Certificate of Amendment to be signed by its President and attested to by its Secretary this 26th day of May, 2000, by Bruce R. Chizen, its President, and attested by Colleen M. Pouliot, its Secretary, who hereby affirm and acknowledge, under penalties of perjury, that this Certificate is the act and deed of the Corporation and that the facts stated herein are true.

ADOBE SYSTEMS INCORPORATED

By: /s/ BRUCE R. CHIZEN
_____
Bruce R. Chizen
President

ATTESTED:

/s/ COLLEEN M. POULIOT
_____
Colleen M. Pouliot
Secretary